

07007134


SEC MAIL
RECEIVED
AUG 29 2007
WASH. D.C.
186

ЕDSTATES
ХCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740

(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Herd (317) 581-4000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Secretary/Treasurer

Title

Notary Public 10-6-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH, D.C.
186
SECTION

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company reports its investment in T-SHMT, LLC, a 74.49% owned subsidiary, on the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned subsidiaries be accounted for as consolidated subsidiaries. If the financial statements of T-SHMT, LLC had been consolidated with those of the Company, total assets and total liabilities would be increased by $18,425 and $0 respectively as of June 30, 2007 and revenues and expenses would be increased by $0 and $7,595 respectively for the year then ended.

In our opinion, except for the effects of not consolidating all majority-owned subsidiaries, as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 24, 2007

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 172,037
Receivable from broker/dealers	334,601
Concessions and fees receivable	270,517
Securities owned, at market or fair value	140,217
Investment in limited liability company	41,126
Office furniture and equipment (net of accumulated depreciation of $217,784)	38,900
Other assets	64,970
TOTAL ASSETS	$ 1,062,368

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 263,456
401(k) plan contribution payable	102,126
Other liabilities	79,243
Income taxes payable	7,728
Total Liabilities	$ 452,553
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and 999 shares outstanding	$ 25,000
Additional paid-in capital	68,048
Retained earnings	516,872
Less 1 share of treasury stock, at cost	(105)
Total Shareholders' Equity	$ 609,815
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,062,368

The accompanying notes are an integral part of this financial statement.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activities are the sale of securities and providing investment advice.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of office furniture and equipment is provided using the straight-line method over five and seven year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2007 the Company's net capital and required net capital were $370,914 and $100,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 122%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in January, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). The original term of the agreement was three years and is automatically renewed for one year terms unless cancelled by either party. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and the Company impose rules to minimize this risk.

Under terms of the agreement the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer. In addition, the Company is restricted from entering into another agreement for similar services. Termination fees are also required to be paid to the Clearing Broker/dealer if the Company terminates this agreement in the first five years of the term(s).

NOTE 4 - PURCHASES OF COMPANY STOCK

Provisions are contained in the Company's articles of incorporation giving the Company, under certain conditions, the right to purchase Company stock from any shareholder. These conditions include, but are not limited to: any shareholder desiring to sell any or all of their stock; circumstances in which the Company's board of directors determines that the purchase would be in the best interest of the Company; the death of a shareholder; or the termination of employment of a shareholder. In the event of death or adjudication of incompetency of any shareholder the provisions also give the legal representative of the shareholder the right and option, for a period of 180 days,

NOTE 4 - PURCHASES OF COMPANY STOCK - *(Continued)*

to require the Company or another purchaser designated by the Company, to purchase the shareholder's stock. The articles of incorporation also specify the amount to be paid by the Company for its stock when the aforementioned conditions arise.

NOTE 5 - RELATED PARTY INFORMATION

Included in other assets and other liabilities on the statement of financial condition are receivable from officer of $59,000 and other related party payables of $40,000, respectively.

In July, 2004 the Company purchased a 32.34% interest in T-SHMT, LLC. In October, 2005 and January, 2007 the Company purchased an additional 19.6% and 22.55% respectively. The Company has an option to buy the remaining 25.51% interest in T-SHMT, LLC over the next year. This option agreement is not in writing.

The Company is required to pay all housing, maintenance and insurance costs associated with an aircraft owned by T-SHMT, LLC. Total payments to satisfy this requirement were $32,210.

NOTE 6 - CONSOLIDATION POLICY

With the exception of the entity mentioned below, it is the Company's policy to use the consolidation method of accounting for any investee companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Nonmarketable investments in which the Company has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

NOTE 6 - CONSOLIDATION POLICY - *(Continued)*

The Company has recorded its investment in T-SHMT, LLC under the equity method. Since the Company's owns 74.49% of T-SHMT, LLC, accounting principles generally accepted in the United States of America require that all entities in which the Company has effective control over be accounted for as consolidated subsidiaries. However, the Company's management believes that including the financial information of T-SHMT, LLC in these consolidated financial statements will distort the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2007 and the results of its operations and its cash flows for the year then ended. Such information is therefore not included in these financial statements. If the financial statements of T-SHMT, LLC had been consolidated with those of the Company, total assets and total liabilities would be increased by $18,425 and $0 respectively as of June 30, 2007 and revenues and expenses would be increased by $0 and $7,595 respectively for the year then ended.

NOTE 7 - 401(k) PLAN

During September, 1993 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible on the plan entry date following the date they have completed 1,000 hours of service in a one year period and attain age 21. They may also become eligible on the first day of the month following the month they have completed 160 hours of service and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. In July, 1996 the Company also adopted a money purchase pension plan. Effective June 30, 2002 this plan was merged with the aforementioned 401(k) plan. Company matching contributions and profit sharing contributions to the plan for the year ended June 30, 2007 totaled $135,169 and is included in compensation and related benefits on the statement of income.

NOTE 8 - SECURITIES OWNED

Securities owned consist of entirely of securities registered under the Investment Company Act of 1940 and are recorded at market value.

END